Exhibit (a)(5)(v)

1001 Brickell Bay Drive,

Suite 3000

Miami, FL 33131

Telephone (305)-375-8005

www.thehackettgroup.com

Contact:

Robert A. Ramirez, CFO, 307-375-8005 or

rramirez@thehackettgroup.com

THE HACKETT GROUP, INC. AMENDS DUTCH AUCTION TENDER OFFER

Miami, FL—September 27, 2013— The Hackett Group, Inc. (NASDAQ: HCKT), a global strategic advisory and operations improvement consulting firm, today announced that it has amended its previously announced modified “Dutch auction” tender offer (as amended, the “Offer”) to (1) increase the price range at which it will purchase its common stock to a range of not greater than $7.00 nor less than $6.50 per share and (2) decrease the dollar amount being sought in the Offer to $25 million in value of common stock. Previously, Hackett had offered to purchase up to $35.75 million in value of common stock at a purchase price of not greater than $6.50 nor less than $5.75 per share.

The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 26, 2013, will be extended until 5:00 p.m., New York City time, on Tuesday, October 15, 2013.

Based on the preliminary count by Computershare Trust Company, the depositary for the Offer, approximately 603,000 shares of common stock were properly tendered and not properly withdrawn as of 5:00 p.m. on September 26, 2013.

Modified Dutch Auction Tender Offer

A modified “Dutch auction” tender offer allows stockholders to indicate how much stock and at what price within the Offer range they wish to tender their stock. Based on the number of shares tendered and the prices specified by the tendering stockholders, Hackett will determine the lowest price per share that will enable it to purchase $25 million in value of common stock at such price, subject to the terms of the Offer. All stock purchased in the Offer will be purchased at the same price, even if the stockholder tendered at a lower price, so in some cases Hackett may purchase stock at a price above the price indicated by the stockholder tendering that stock. If the Offer is fully subscribed, then $25 million in value of common stock at the purchase price determined by Hackett will be purchased (subject to Hackett’s ability to increase the number of shares purchased in the Offer as noted below), representing approximately 11.3 percent to 12.2 percent of outstanding common stock as of September 26, 2013. In accordance with the rules of the Securities and Exchange Commission (“SEC”), Hackett may increase the number of shares of stock accepted for payment in the offer by no more than 2 percent of the outstanding stock without amending or extending the Offer. The Offer will now expire at 5:00 p.m., New York City time, on October 15, 2013, unless further extended.

If, at the final purchase price, shares representing more than $25 million in value of common stock at the applicable purchase price (or such greater number of shares as Hackett may choose to purchase without amending or extending the Offer) are properly tendered, not properly withdrawn from, and are accepted pursuant to the Offer, Hackett will purchase stock tendered at or below that price on a pro rata basis. The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions described in the offer to purchase, which has previously been distributed to stockholders. Hackett will be distributing an amended letter of transmittal and related documents that will contain tendering instructions.

What Stockholders Need to Do Now

Hackett will be distributing an amended letter of transmittal and related documents to stockholders. Stockholders who have already tendered shares and indicated that they would be willing to sell their tendered shares to us at the final purchase price determined under the Offer and who do not wish to change that direction, do not need to take any further action. All previous tenders by stockholders who did not indicate that they would be willing to sell their shares at the final purchase price determined under the Offer have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the Offer, must deliver an amended letter of transmittal to the depositary for the Offer on or prior to the expiration date.

While Hackett’s Board of Directors has authorized the Company to make this amended Offer, neither Hackett nor its Board of Directors make any recommendation to any stockholder as to whether to tender or refrain from tendering any stock or as to the price or prices at which stockholders may choose to tender their stock. Hackett has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their stock and, if so, how much stock to tender and at what price or prices. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, as amended, before making any decision with respect to the Offer, and should consult their own financial and tax advisors.

Stockholders who have questions may call Georgeson Inc., the information agent for the Offer, at (866) 628-6023 (toll free).

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock. The solicitation and offer to buy common stock is being made soley pursuant to the offer to purchase, as amended, the amended letter of transmittal and the other tender offer documents, which are being distributed to stockholders. Hackett has previously distributed the offer to purchase to stockholders and will be distributing an amended letter of transmittal, an amended notice of guaranteed delivery and related documents. These documents will be filed as exhibits to Hackett’s tender offer statement on Schedule TO, as amended, which was originally filed with the SEC on August 28, 2013. A free copy of these documents may be obtained when filed from the SEC’s website at www.sec.gov or from Hackett’s website at www.thehackettgroup.com, or by calling Georgeson Inc., the information agent for the Offer, at (866) 628-6023 (toll free). Stockholders are urged to read these materials carefully prior to making any decision with respect to the Offer.

Forward-Looking Statements

This press release contains “forward-looking statements” and involves known and unknown risks, uncertainties and other factors that may cause The Hackett Group’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Factors that impact such forward-looking statements include, among others, the ability of our products, services, or practices mentioned in this release to deliver the desired effect, our ability to effectively integrate acquisitions into our operations, our ability to retain existing business, our ability to attract additional business, our ability to effectively market and sell our product offerings and other services, the timing of projects and the potential for contract cancellations by our customers, changes in expectations regarding the business consulting and information technology industries, our ability to attract and retain skilled employees, possible changes in collections of accounts receivable due to the bankruptcy or financial difficulties of our customers, risks of competition, price and margin trends, foreign currency fluctuations, changes in general economic conditions and interest rates as well as other risks detailed in our reports filed with the SEC. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About The Hackett Group, Inc.

The Hackett Group, Inc. (NASDAQ: HCKT), a global strategies business advisory and business transformation consulting firm, is a leader in best practice advisory, benchmarking, and transformation consulting services including strategy and operations, working capital management, shared services and globalization advice. Utilizing best practices and implementation insights from more than 8,500 benchmarking studies, executives use The Hackett Group’s empirically-based approach to quickly define and implement initiatives that enable world-class performance. Through its REL group, The Hackett Group offers working capital solutions focused on delivering significant cash flow improvements. Through its Archstone Consulting group, The Hackett Group offers Strategy & Operations consulting services in the Consumer and Industrial Products, Pharmaceutical, Manufacturing and Financial Services industry sectors. Through its Hackett ERP Solutions group, The Hackett Group offers business application consulting services that help maximize returns on IT investments. The Hackett Group has completed benchmark studies with over 3,500 major corporations and government agencies, including 97% of the Dow Jones Industrials, 84% of the Fortune 100, 87% of the DAX 30 and 48% of the FTSE 100.